EXHIBIT 99.13 Media Release Rio Tinto and RevoCast partner to expand low-carbon aluminium billet supply in North America 28 September 2026 VANCOUVER, Canada – Rio Tinto and RevoCast Aluminum Billets Ltd. have entered into a long-term agreement to expand the supply of low-carbon aluminium billet to extrusion customers across North America. Under the agreement, Rio Tinto will exclusively market billet produced at RevoCast’s newly commissioned casting facility in Langley, British Columbia. The offering will combine Rio Tinto’s low-carbon primary aluminium, produced using hydropower at its Kitimat operations, with recycled aluminium processed by RevoCast. This combination will give manufacturers access to high-quality, lower-carbon billet produced closer to their operations, while strengthening regional supply chains and supporting greater circularity in British Columbia’s construction sector. Matt Schicke, Vice President, Aluminium Sales and Marketing at Rio Tinto, said: “By combining Rio Tinto’s low-carbon aluminium production in British Columbia with RevoCast’s recycling and casting capabilities, we can provide North American manufacturers with a reliable supply of high-quality billet produced closer to their operations. This partnership strengthens our ability to help customers increase the recycled and low-carbon content of their products and build more resilient value chains.” Thomas Martini, President and Chief Executive Officer of RevoCast, said: “Our partnership with Rio Tinto marks an important milestone for RevoCast, bringing together our advanced remelting capabilities with Rio Tinto’s global expertise, market knowledge and reach. Together, we are expanding access to reliable, high-quality, low-carbon billet with recycled content for extrusion customers across North America, while helping strengthen the region’s aluminium supply chain.” Commissioned in August 2026, RevoCast’s Langley facility has annual production capacity of more than 80,000 tonnes of 6xxx-series aluminium billet for extrusion applications in construction, transportation, industrial products and consumer goods. The facility uses recycled aluminium and advanced remelting technology designed to maximize energy efficiency and reduce emissions.

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